SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

The Board of Directors approves changes to Petrobras System’s
Investment Budget for 2007

(Rio de Janeiro, January 19, 2007). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces its Board of Directors has approved the update of Petrobras System’s Annual Business Plan for 2007.

The Budget Plan detailing process, to formulate the 2007 Annual Business Plan, pointed to the need to adjust the budget by incorporating: New project inclusions, priority project anticipation, and changes in scope, cost adjustments and updates to more current accounting practices.

This update resulted in a R$ 7,542 million addition to the budget, topping out at a total investment of R$ 54,998 million for 2007 (up from the previous estimate of R$ 47,456 million).

This R$ 7,542 million budget increase seeks to prioritize and optimize the company’s project portfolio in order to update and adapt the goals set forth by the 2007-2011 Business Plan. The proposed updates derive mainly from:

  R$ 3,328 million for projects connected to the PLANGÁS (the Gas Production Anticipation Plan) aimed at quickly boosting the natural gas offer to the Brazilian market;
  R$ 2,046 million derived from project inclusions (R$ 3,108 million) and exclusions (R$1,062 million) from the portfolio that had originally been planned for 2007;
  R$ 1,175 million resulting from project execution cost increases;
  R$ 908 million coming from project postponements and anticipations;
  R$ 711 million derived from changes made to the accounting rule that requires programmed stoppages expenses at the units to be classified as investments, and;
  A reduction in the order of R$ 626 million caused by changes made to project scopes, to the business model, as well as other factors.

E&P:

Relevant additions - Investments in the PLANGÁS, with the highlight on the inclusion of the Cacimbas and Caraguatatuba gas treatment unit, anticipation of the Jabuti project, anticipation of Marlim Sul’s development, on the pilot Bonito Field production plant, and on new projects, among which the Parque das Conchas’ development.

Relevant reductions - Project postponement, including Albacora Complementar, Marlim Leste/P-53 development, well-drilling in Golfinho, and investment scope changes for new discoveries.

Downstream:

Relevant additions - Investment in the PLANGÁS and COMPERJ anticipation.

Relevant reductions - Project postponements, including modernizations to a few refining units and to the ethanol flow system, and other infrastructure projects.

Gas & Energy

Relevant additions - Investments in the PLANGÁS focusing on gas pipelines, investments in biofuels and in power generated using renewable sources.

Relevant reductions - Project exclusions, changes to the business model (Nova Transportadora do Sudeste - NTS), and scope changes.

International:

Relevant additions - Pasadena refinery and new E&P projects in Latin America, Turkey, and Angola, among others.

Relevant reductions - Project exclusions in Nigeria, in the USA, Argentina, and others.

The changes made to the 2007 budget treat strategic project priorization realistically striving to optimize the portfolio and to incorporate costs raises in the sector’s input and basic material supply chain in order for it to be possible to achieve the goals set forth by the Business Plan in a profitable manner and to maximize the company’s value.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.